Exhibit 1

MTS Announces Third Quarter 2016 Financial Results

Ra’anana, Israel / River Edge, NJ, USA – November 14, 2016 – Mer Telemanagement Solutions Ltd. (MTS or the Company) (Nasdaq Capital Market: MTSL), a global provider of software solutions for online video advertising and telecommunications management, today announced its financial results for the third quarter of 2016.

MTS’s revenues for the third quarter of 2016 totaled $3.3 million compared with $3.8 million in the third quarter of 2015 and $3.4 million in the second quarter of 2016. On a GAAP basis, the Company’s net loss for the quarter totaled ($494,000), or ($0.06) per diluted share, compared with ($405,000), or ($0.05) per diluted share, for the third quarter of 2015. On a non-GAAP basis (as described and reconciled below), net loss for the quarter was ($237,000), or ($0.03) per diluted share, compared with a net loss of ($163,000), or ($0.02) per diluted share, for the third quarter of 2015.

Revenues for the first nine months of 2016 were $10.0 million compared with $10.5 million for the comparable period in 2015. Net loss for the period totaled ($740,000) or ($0.09) per diluted share, compared with ($880,000) or ($0.13) per diluted share in the first nine months of 2015. On a non-GAAP basis (as described and reconciled below), net income for the nine-month period was $57,000 or $0.01 per diluted share, compared with net income of $132,000, or $0.02 per diluted share, for the first nine months of 2015.

Commenting on the results, Orey Gilliam, Chief Executive of MTS said, “I am pleased that our Advertising business activity continues to be strong despite the seasonality effect of the third quarter. We continue to make progress in implementing our strategy to enhance Vexigo’s position as a leader in the Video Advertising space. We are moving forward with additional investments in our technology and products to differentiate our services and to automate our operations. We expect to benefit from the market’s winter-holiday strength, and believe in its future growth potential.

“Our TEM and Billing division maintained its level of dependable performance by delivering yet another quarter of steady revenues. We continue to successfully execute our strategy of migrating clients to the cloud with multi-year service contracts. We are also moving forward to enhance our telecommunication product lines while exploring the potential for new opportunities with our partners and customers.

“Overall, MTS remains focused on our core business lines while closely monitoring and reducing our overall costs in non-profitable activities”, concluded Mr. Gilliam.

In accordance with general accepted accounting policy, the Company accounts for a portion of its Video Advertising revenues and the cost of revenues derived from third-party arrangements on a net basis. Video Advertising revenues for the third quarter and nine months ended September 30, 2016 totaled $1.4 million and $4.6 million respectively. If these revenues had been presented on a gross basis, Video Advertising revenues would have increased by approximately $3.1 million to $ 4.5 million in the third quarter of 2016 and by $8.0 million to $ 12.6 million for the nine months ended September 30, 2016, while gross profit would have remained unchanged.

Non-GAAP Financial Measures

This release includes revenues, cost of revenues, net income and basic and diluted earnings per share calculated on a non-GAAP basis. The non-GAAP measures exclude the following items:

•	M&A expenses related to the Vexigo acquisition
•	Amortization of intangible assets, net of tax effects
•	Stock-based compensation expenses

MTS’s management believes that the presentation of non-GAAP measures provides useful information to investors and management regarding financial and business trends that relate to the Company's operating results and cash generation capabilities. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and differ from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. To achieve an accurate overall picture of the Company’s results of operations, MTS advises the reader to consider the non-GAAP financial measures in conjunction with their corresponding GAAP measures.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) provides video advertising solutions for online and mobile platforms and Telecommunications Management solutions and services.

MTS’s subsidiary, Vexigo (www.vexigo.com), develops highly sophisticated video advertising solutions for online and mobile platforms, and uses them to offer advertising optimization services to advertisers and website owners.

MTS’s telecommunications business provides innovative products and services for enterprises in the areas of telecom expense management (TEM), enterprise mobility management (EMM), mobile virtual network operators/enablers (MVNO/MVNE) and IOT/M2M enablement for mobile service providers.

Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Company Contact:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: Alon.Mualem@mtsint.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2016	2015
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,625	$3,444
Restricted cash	655	231
Restricted marketable securities	142	134
Trade receivables, net	4,860	4,485
Other accounts receivable and prepaid expenses	169	103

Total current assets	8,451	8,397

LONG-TERM ASSETS:
Severance pay fund	750	668

PROPERTY AND EQUIPMENT, NET	188	160

OTHER ASSETS:
Goodwill	8,298	8,298
Other intangible assets, net	4,117	4,461

Total other assets	12,415	12,759

Total assets	$21,804	$21,984

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	September 30,	December 31,
	2016	2015
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$4,007	$3,297
Deferred revenues	1,850	1,826
Accrued expenses and other liabilities	2,643	2,205
Liabilities related to Vexigo acquisition	1,200	1,300
Liabilities of discontinued operations	105	105

Total current liabilities	9,805	8,733

LONG-TERM LIABILITIES
Accrued severance pay	916	798
Liabilities related to Vexigo acquisition	4,211	5,624
Deferred tax liability (*)	585	680

Total long-term liabilities	5,712	7,102

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	23	21
Additional paid-in capital	26,517	25,648
Treasury shares	(29)	(29)
Accumulated other comprehensive loss	(1)	(8)
Accumulated deficit	(20,223)	(19,483)

Total shareholders' equity	6,287	6,149

Total liabilities and shareholders' equity	$21,804	$21,984

(*) Reclassified

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited
Revenues:
Services	$4,417	$4,599	$1,508	$1,917
Product sales	977	1,185	369	305
Video Advertising	4,629	4,692	1,415	1,604

Total revenues	10,023	10,476	3,292	3,826

Cost of revenues:
Services	2,136	2,283	737	1,083
Product sales	438	468	151	209
Video Advertising	2,205	3,096	890	1,200

Total cost of revenues	4,779	5,847	1,778	2,492

Gross profit	5,244	4,629	1,514	1,334

Operating expenses:
Research and development	1,741	1,271	649	507
Selling and marketing	1,702	1,619	574	555
General and administrative	2,525	2,693	844	757

Total operating expenses	5,968	5,583	2,067	1,819

Operating loss	(724)	(954)	(553)	(485)
Financial income (expenses), net	-	21	(6)	(30)

Loss before taxes on income	(724)	(933)	(559)	(515)
Taxes on income (tax benefit)	16	40	(65)	(59)
Net loss from continuing operations	(740)	(973)	(494)	(456)
Net income from discontinued operations	-	93	-	51

Net loss	$(740)	$(880)	$(494)	$(405)

Net loss per share:

Basic and diluted loss per Ordinary share	$(0.09)	$(0.13)	$(0.06)	$(0.05)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	8,367,618	6,906,838	8,691,855	8,043,290

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP net loss	(740)	(880)	(494)	(405)
M&A expenses related to the acquisition of Vexigo Ltd.	-	424	-	-
Stock-based compensation expenses	170	123	48	51
Amortization of intangible assets	627	465	209	191

Non-GAAP net income (loss)	$57	$132	$(237)	$(163)

Net loss per share:

GAAP basic and diluted net loss per ordinary share	$(0.09)	$(0.13)	$(0.06)	$(0.05)
Non-GAAP basic and diluted net income (loss) per ordinary share	$0.01	$0.02	$(0.03)	$(0.02)
Weighted average number of ordinary shares used in computing non-GAAP basic net income per share	8,367,618	6,960,738	8,691,855	8,043,290
Weighted average number of ordinary shares used in computing non-GAAP diluted net income per share	8,371,432	6,960,738	8,691,855	8,043,290